SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Firefly Neuroscience, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

317970101

(CUSIP Number)

Windsor Private Capital LP

22 St. Clair Avenue East, Suite 202

Toronto, Ontario, Canada M4T 2S3

(416) 515-2318

Attn: Jordan Kupinsky

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 317970101	Page 1 of 10

1.	Names of reporting persons. WPC Management Services Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Ontario, Canada

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,636,990(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,636,990(1)

11.	Aggregate amount beneficially owned by each reporting person 1,636,990(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 20.5%(2)
14.	Type of reporting person (see instructions) CO

(1) Includes 1,522,909 shares of common stock (“Common Shares”) of Firefly Neurosciences, Inc. (the “Issuer”) and Common Shares underlying warrants to purchase up to 114,081 Common Shares that are currently exercisable within 60 days (“Warrants”) held by Windsor Private Capital LP.

(2) Percentage ownership is based on 7,870,251 Common Shares of the Issuer outstanding as of August 12, 2024.

CUSIP No. 317970101	Page 2 of 10

1.	Names of reporting persons. WPC GP I Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Ontario, Canada

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,636,990(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,636,990(1)

11.	Aggregate amount beneficially owned by each reporting person 1,636,990(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 20.5%(2)
14.	Type of reporting person (see instructions) CO

(1) Includes 1,522,909 Common Shares of the Issuer and 114,081 Warrants held by Windsor Private Capital LP.

(2) Percentage ownership is based on 7,870,251 Common Shares of the Issuer outstanding as of August 12, 2024.

CUSIP No. 317970101	Page 3 of 10

1.	Names of reporting persons. Windsor Private Capital LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Ontario, Canada

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,636,990(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,636,990(1)

11.	Aggregate amount beneficially owned by each reporting person 1,636,990(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 20.5%(2)
14.	Type of reporting person (see instructions) PN

(1) Includes 1,522,909 Common Shares of the Issuer and 114,081 Warrants.

(2) Percentage ownership is based on 7,870,251 Common Shares of the Issuer outstanding as of August 12, 2024.

CUSIP No. 317970101	Page 4 of 10

1.	Names of reporting persons. Jordan Kupinsky
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,705,751(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,705,751(1)

11.	Aggregate amount beneficially owned by each reporting person 1,705,751(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 21.3%(2)
14.	Type of reporting person (see instructions) IN

(1) Includes 1,522,909 Common Shares of the Issuer and 114,081 Warrants held by Windsor Private Capital LP, and 68,761 Common Shares held by HJRK Holdings Inc.

(2) Percentage ownership is based on 7,870,251 Common Shares of the Issuer outstanding as of August 12, 2024.

CUSIP No. 317970101	Page 5 of 10

1.	Names of reporting persons. HJRK Holdings Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Ontario, Canada

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 68,761
	9.	Sole dispositive power 0
	10.	Shared dispositive power 68,761

11.	Aggregate amount beneficially owned by each reporting person 68,761
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.86%(1)
14.	Type of reporting person (see instructions) CO

(1) Percentage ownership is based on 7,870,251 Common Shares of the Issuer outstanding as of August 12, 2024.

CUSIP No. 317970101	Page 6 of 10

1.	Names of reporting persons. Rocco Marcello
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,636,990(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,636,990(1)

11.	Aggregate amount beneficially owned by each reporting person 1,636,990(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 20.5%(2)
14.	Type of reporting person (see instructions) IN

(1) Includes 1,522,909 Common Shares of the Issuer and 114,081 Warrants held by Windsor Private Capital LP.

(2) Percentage ownership is based on 7,870,251 Common Shares of the Issuer outstanding as of August 12, 2024.

CUSIP No. 317970101	Page 7 of 10

1.	Names of reporting persons. John Cundari
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,636,990(1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,636,990(1)

11.	Aggregate amount beneficially owned by each reporting person 1,636,990(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 20.5%(2)
14.	Type of reporting person (see instructions) IN

(1) Includes 1,522,909 Common Shares of the Issuer and 114,081 Warrants held by Windsor Private Capital LP.

(2) Percentage ownership is based on 7,870,251 Common Shares of the Issuer outstanding as of August 12, 2024.

CUSIP No. 317970101	Page 8 of 10

Item 1.	Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock (the “Common Shares”) of Firefly Neurosciences, Inc. (f/k/a WaveDancer, Inc.) (the “Issuer”). The principal executive offices of the Issuer are located at 1100 Military Road, Kenmore, NY 14217.

Item 2.	Identity and Background.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons and the information regarding them, are as follows:

(a)	This Schedule 13D is filed by:

•	WPC Management Services Inc., a corporation formed under the laws of Ontario, Canada (“WPC Management”);

•	WPC GP I Inc., a corporation formed under the laws of Ontario, Canada (“WPC”);

•	Windsor Private Capital LP, a limited partnership formed under the laws of Ontario, Canada (“Windsor”);

•	Jordan Kupinsky, a Canadian citizen (“Mr. Kupinsky”), Managing Partner of Windsor;

•	HJRK Holdings Inc., a corporation formed under the laws of Ontario, Canada (“HJRK”);

•	Rocco Marcello, a Canadian citizen (“Mr. Marcello”), Founder, Chairman and Executive Officer of Windsor; and

•	John Cundari, a Canadian citizen (“Mr. Cundari”), President of Windsor.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”.

(b)	The business address of the Reporting Persons is 22 St. Clair Avenue East, Suite 202, Toronto, Ontario, Canada M4T 2S3.

(c)	The present principal occupation or employment of each of the Reporting Persons and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

The principal business of Windsor is asset management. Mr. Marcello is Founder, Chairman and Chief Executive Officer of Windsor. Mr. Cundari is President of Windsor. Mr. Kupinsky is Managing Partner of Windsor. WPC Management is the sole shareholder of WPC and WPC is the general partner of Windsor. Mr. Marcello, Mr. Cundari and Mr. Kupinsky are the directors of WPC and WPC Management. The principal business of HJRK is that of a holding company. Mr. Kupinsky and HJR Kupinsky 2013 Family Trust are the shareholders of HJRK.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Items 4 and 5 of this Schedule 13D is hereby incorporated by reference into Item 3.

CUSIP No. 317970101	Page 9 of 10

Item 4.	Purpose of Transaction.

The Common Shares to which this Schedule 13D relates were acquired by the Reporting Persons pursuant to the merger (the “Merger”) contemplated by the agreement and plan of merger dated November 15, 2023 (as amended, the “Merger Agreement”) entered into by and among the Issuer, FFN Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”), and Firefly Neuroscience, Inc. that, prior to the Merger, was a privately-held Delaware corporation (“Firefly”). Pursuant to the Merger, Merger Sub was merged with and into Firefly, with Firefly continuing as the surviving corporation and a wholly-owned subsidiary of the Issuer, on the terms and conditions set forth in the Merger Agreement (the “Transaction”). Thereafter, the Issuer changed its name to Firefly Neuroscience, Inc.

The Transaction closed on August 12, 2024. In connection with the Merger, the common shares of Firefly beneficially owned by the Reporting Persons were exchanged for Common Shares. In addition, warrants to purchase common shares of Firefly that were beneficially owned by the Reporting Persons prior to the Merger were assumed by the Issuer and exercisable for Common Shares. Also on August 12, 2024, the Issuer effected a reverse stock split at a ratio of 1-for-3. This Schedule 13D reflects consummation of the Transaction and the reverse stock split.

General

The Reporting Persons acquired the Common Shares set forth in Item 5 of this Schedule 13D for investment purposes, and such acquisitions were made in the Reporting Persons’ ordinary course of business.

In pursuing their investment purposes, the Reporting Persons may, subject to the Lock-up Agreement (as defined below), purchase, hold, vote, trade, dispose of or otherwise deal in the Common Shares at times, and in such manner (including pursuant to hedging transactions), as they deem advisable to benefit from changes in market prices of the Common Shares, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of the Common Shares, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, or proposing changes in the Issuer’s operations, governance or capitalization. The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, or acquire additional Common Shares or dispose of all Common Shares beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Lock-up Agreement

On April 3, 2024, Windsor entered into a lock-up agreement with the Issuer (the “Lock-up Agreement”), pursuant to which Windsor agreed (subject to certain customary exceptions) that, except as set forth in the Lock-up Agreement, it will not offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, any Common Shares beneficially owned by Windsor (the “Lock-up Shares”) during the Lock-up Period (as defined below) and the Leak-Out Period (as defined below), enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of such Lock-up Shares, publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any short sales.

CUSIP No. 317970101	Page 10 of 10

The “Lock-up Period” means the 90 day period after the closing of the Transaction and the “Leak-Out Period” means the 270 day period following the expiration of the Lock-up Period. During the Lock-up Period, Windsor will not be subject to the restrictions of the Lock-up Agreement (i) with respect to 10% of the Lock-up Shares commencing on the day after closing of the Transaction, and (ii) with respect to 45% of the Lock-up Shares depending on the market price of the Common Shares. During the Leak-Out Period, an additional 10% of the Lock-up Shares will cease to be subject to the restrictions of the Lock-up Agreement on the last day of each calendar month following expiration of the Lock-up Period.

The foregoing description of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, a copy of which is attached hereto as Exhibit 99.1 to this Schedule 13D and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The information relating to the beneficial ownership of the Common Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 7,870,251 Common Shares outstanding as of August 12, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 12, 2024.

(c)	None, except as otherwise described in this Schedule 13D.

(d)	Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein.

(e)	Not applicable.

The information in Items 4 and 6 hereof is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Windsor is an asset manager whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares. WPC Management is the sole shareholder of WPC and WPC is the general partner of Windsor. Mr. Kupinsky, Mr. Marcello and Mr. Cundari are the directors of WPC and WPC Management.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments hereto. A copy of such agreement is attached as Exhibit 99.2 to this Schedule 13D and is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

99.1	Lock-up Agreement
99.2	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 19, 2024

WPC MANAGEMENT SERVICES INC.

By:	/s/ John Cundari
	Name:	John Cundari
	Title:	Partner

WPC GP I INC.

By:	/s/ John Cundari
	Name:	John Cundari
	Title:	Partner

WINDSOR PRIVATE CAPITAL LP, by its general partner, WPC GP I INC.

By:	/s/ John Cundari
	Name:	John Cundari
	Title:	Partner

JORDAN KUPINSKY

/s/ Jordan Kupinsky

HJRK HOLDINGS INC.

By:	/s/ Jordan Kupinsky
	Name:	Jordan Kupinsky
	Title:	President and Director

ROCCO MARCELLO

/s/ Rocco Marcello

JOHN CUNDARI

/s/ John Cundari